Exhibit (a) (xiii)

Dear Employee:

In accordance with Section 13 of the Offer to Exchange Outstanding Options to Purchase Common Stock that was made available to you on March 13, 2003 (the “Offer to Exchange”), we have supplemented and amended the Offer to Exchange as indicated in the attached document to effect certain clarifications and modifications requested by the United States Securities and Exchange Commission and to update certain other disclosures in the Offer to Exchange.

For additional information about the attached changes, please submit your inquiry by email to optionexchange@openwave.com.

Sincerely,

Openwave Systems Inc.

AMENDMENTS TO THE OFFER TO EXCHANGE OUTSTANDING OPTIONS

TO PURCHASE COMMON STOCK DATED MARCH 13, 2003

The Offer to Exchange Outstanding Options to Purchase Common Stock that was distributed to you on March 13, 2003 (the “Offer to Exchange”) is hereby supplemented and amended as follows:

1.	The second bullet point listed after the first paragraph in Section 6 “CONDITIONS OF THE OFFER” on page 17 of the Offer to Exchange is deleted in its entirety.

2.	The Openwave Systems Inc. and Subsidiaries Supplemental Consolidated Statement of Operation set forth in Section 15 “INFORMATION ABOUT US” on page 27 of the Offer to Exchange is supplemented to add the following sentence immediately above the heading RECENT DEVELOPMENTS:

The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. For the purpose of computing the ratio of earnings to fixed charges, our earnings consist of income (loss) before provision for income taxes and cumulative effect of change in accounting principle adjusted for fixed charges, which consist of interest expense and the estimated portion of rental expense that we deem to be representative of the interest factor of rental payments under operating leases. For the years ended June 30, 2001 and 2002 and the six months ended December 31, 2002, earnings were not sufficient to cover fixed charges by $677.0 million, $1,242.9 million and $148.9 million, respectively.

3.	The first full paragraph on the page immediately following the title page of the Offer to Exchange is amended to read, in its entirety, as follows:

Beginning on March 13, 2003 (“Commencement Date”), subject to the terms set forth below, we are offering eligible employees the opportunity to exchange all outstanding options to purchase shares of our common stock (“Eligible Options”) for a designated number of replacement options to purchase shares of our common stock (“Replacement Options”). Certain employees, however, will not be eligible to participate in our offer to exchange Eligible Options. The employees excluded from this offer include (i) our Chief Executive Officer, (ii) Vice President level employees or higher who have executed a severance agreement or a transition agreement and have been notified that their jobs will be eliminated, (iii) employees based in Switzerland and (iv) employees to whom the Company has granted option awards on or after September 13, 2002, to purchase a total of 30,000 or more shares of our common stock (collectively, “Excluded Employees”). In addition, the Company will not accept for exchange any options tendered under this offer that have an exercise price that is below the closing price of our common stock as quoted on the National Association of Securities Dealers Automated Quotation System (“NASDAQ”) on the Expiration Date. All Replacement Options will be nonqualified stock options, and the exact number of Replacement Options to be granted will depend upon the exercise price of the Eligible Options that you elect to exchange and whether or not you are an officer designated by our Chief Executive Officer as a member of the executive staff (“Executive Staff”). As explained in more detail below, the number of shares covered by the Replacement Options may be less than the number of shares subject to your Eligible Options. If you accept this offer, you will be required to exchange all Eligible Options that were granted to you on or after September 13, 2002, along with any other Eligible Options that you elect to exchange. The Replacement Options will be granted between October 25, 2003 and November 24, 2003, on a date determined by our Board of Directors or its designee, or a later date if the offer is extended (“Replacement Option Grant Date”).

4.	Question and Answer number 3 in the “Summary of Terms” on page 2 of the Offer to Exchange is amended to read, in its entirety, as follows:

Q3	What options may I exchange as part of this program?

A3	We are offering to exchange stock options that are currently outstanding under the Openwave Systems Inc. 1995 Stock Plan, the Openwave Systems Inc. 1996 Stock Plan, the Openwave Systems Inc. 2000 Non-Executive Stock Option Plan (formerly Phone.com, Inc. 2000 Non-Executive Stock Option Plan) the Phone.com 1995 Stock Plan, the Software.com, Inc. 2000 Nonstatutory Stock Option Plan, the Openwave Systems Inc. 2001 Stock Compensation Plan, and plans of subsidiaries of Openwave Systems Inc. that are held by our employees or by employees of our subsidiaries. (See Section 1.) Certain employees, however, will not be eligible to participate in the Offer. The employees excluded from the Offer include (i) our Chief Executive Officer, (ii) Vice President level employees or higher who have executed a severance agreement or a transition agreement and have been notified that their job will be eliminated, and (iii) employees based in Switzerland and (iv) employees to whom the Company has granted option awards on or after September 13, 2002, to purchase a total of 30,000 or more shares of our common stock (collectively, “Excluded Employees”).

Options previously exercised and options granted under our Employee Stock Purchase Plan are not subject to this Offer. In addition, common stock—whether issued based upon the exercise of options or acquired through our Employee Stock Purchase Plan—is not eligible to participate in the Offer. As a result, options that were exercised prior to vesting are not subject to this Offer, even if the common stock related to such options has not yet been issued.

5.	Question and Answer number 5 in the “Summary of Terms” on page 2 of the Offer to Exchange is amended to read, in its entirety, as follows:

Q5	If I accept the offer, are there any eligibility requirements that I must satisfy in order to receive the Replacement Options?

A5	You must be one of our employees or an employee of one of our eligible subsidiaries on the Expiration Date, and you must remain continuously employed through the Replacement Option Grant Date.

If you are not an employee on the Expiration Date, you will not be eligible to exchange any Eligible Options and any election you may have made will not be accepted by us. If your employment with us is terminated prior to the Expiration Date due to a reduction in force, you will fall into this category.

If you do not remain an employee through the Replacement Option Grant Date and your Eligible Options were cancelled under this Offer, you will not be granted Replacement Options and your cancelled options will not be reinstated.

6.	Question and Answer number 6 in the “Summary of Terms” on page 3 of the Offer to Exchange is amended to read, in its entirety, as follows:

Q6	How does the offer work?

A6	Beginning March 13, 2003, until (and including) the Expiration Date, you may decide to exchange any one or all of your Eligible Options for Replacement Options, which will be granted on the Replacement Option Grant Date. All Replacement Options will be nonqualified stock options and the exact number of Replacement Options to be granted will depend upon the exercise price of the Eligible Options that you elect to exchange and whether or not you are an officer designated by our Chief Executive Officer as a member of the executive staff (“Executive Staff”). As explained in more detail below, the number of shares covered by the Replacement Options may be less than the number of shares covered by your Eligible Options.

If you elect to exchange any of your Eligible Options, all options granted on or after September 13, 2002 will automatically be exchanged in accordance with the terms of this offer. In addition, you must defer any right, including any contingent right that you presently may have to receive additional stock option grants until the Replacement Option Grant Date. (See Section 1.)

7.	Question and Answer number 17 in the “Summary of Terms” on page 6 of the Offer to Exchange is amended to read, in its entirety, as follows:

Q17	I have more than one Eligible Option, do I have to exchange all of them in order to participate?

A17	No. You may exchange one or more of your Eligible Options or none at all. However, any Eligible Options that were granted on or after September 13, 2002, will automatically be exchanged, in accordance with the terms of this offer, if you elect to exchange any other Eligible Option (See Section 1.)

8.	Question and Answer number 20 in the “Summary of Terms” on page 6 of the Offer to Exchange is amended to read, in its entirety, as follows:

Q20	If I elect to exchange one or more of my Eligible Options as part of the Offer, are any other options affected?

A20	Yes. If you exchange any of your Eligible Options, all Eligible Options that were granted on or after September 13, 2002, will automatically be exchanged in accordance with the terms of this Offer. In addition, if you elect to exchange any of your Eligible Options you must defer any right, including any contingent right that you presently may have to receive additional stock option grants, until the Replacement Option Grant Date. (See Section 1.)

9.	Question and Answer number 27 in the “Summary of Terms” on page 8 of the Offer to Exchange is amended to read, in its entirety, as follows:

Q27	In the U.S., what is the difference under current rules in tax treatment between nonqualified stock options and incentive stock options?

A27	When you exercise a nonqualified stock option, you will pay federal income and applicable employment taxes on the difference between the exercise price of the nonqualified stock option and the fair market value of the common stock on the day of exercise. This amount will be reported as ordinary income on your W-2 for the year in which the exercise occurs. Withholding amounts must be collected when the exercise takes place. When you sell shares that you have acquired by exercising a nonqualified stock option, any excess of the sale price over the sum of (i) exercise price paid for the shares and (ii) the amount of ordinary income that recognized at the time of exercise (if any) will be treated as long term capital gain or short term capital gain taxable to you at the time of sale, depending on whether you held the shares for more than one year.

You will not realize taxable ordinary income when you exercise an incentive stock option. However, your alternative minimum taxable income will be increased by the amount the aggregate fair market value of your shares, which is determined as of the date you exercise the option, exceeds the aggregate exercise price of the option. When you sell your shares that you have acquired by exercising an incentive stock option, the tax consequences of the sale depend on whether the disposition is “qualifying” or “disqualifying.” The disposition of your shares is a qualifying disposition if it is made after the later of: (a) more than two years from the date the incentive stock option was granted or (b) more than one year after the date the incentive stock option was exercised.

If the disposition of your shares you received when you exercised an incentive stock option is a qualifying disposition, any excess of the sale price over the exercise price of the option will be treated as long term capital gain taxable to you at the time of the sale. If the disposition is a disqualifying disposition, the excess of the fair market value of your shares on the date the option was exercised over the exercise price will be taxable ordinary income to you at the time of the sale. However, if the difference between the sale price and the option exercise price is less than the amount in the preceding sentence, this lesser amount (instead of the amount in the preceding sentence) is ordinary income to you. Any amount you realize in excess of the ordinary income amount will be long term capital gain or short term capital gain, depending on whether or not you sold your shares more than one year after the option was exercised.

10.	The second sentence in Section 1 “NUMBER OF OPTIONS; EXPIRATION DATE” on page 12 of the Offer to Exchange is hereby amended, in its entirety, to read as follows:

The employees excluded from the Offer include (i) our Chief Executive Officer, (ii) Vice President level employees or higher who have executed a severance agreement or a transition agreement and have been notified that their job will be eliminated, and (iii) employees based in Switzerland, and (iv) employees to whom the Company has granted option awards on or after September 13, 2002, to purchase a total of 30,000 or more shares of our common stock (collectively, “Excluded Employees”).

11.	The following sentence shall be inserted immediately following the first sentence of the second paragraph in Section 1 “NUMBER OF OPTIONS; EXPIRATION DATE”:

However, if you elect to exchange any Eligible Option, you also must exchange all options granted to you on or after September 13, 2002.

12.	The following bullet point shall be inserted after the bullet points listed after the second full paragraph in Section 10 “STATUS OF ELIGIBLE OPTIONS ACQUIRED BY US IN THE OFFER” on page 23 of the Offer to Exchange:

•	We will require any optionholder who tenders Eligible Options in the Offer to tender all Eligible Options granted to such optionholder on or after September 13, 2002.

13.	The number “27,635,331” stated in the second full paragraph in Section 8 “SOURCE AND AMOUNT OF CONSIDERATION; TERMS OF REPLACEMENT OPTIONS” on page 19 of the Offer to Exchange is hereby replaced with the number “28,190,051”.